June 12, 2009
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
United States Securities and Exchange Commission
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File No. 045639-0008

Attention:	Mary Beth Breslin
Ruairi Regan
Tara Harkins
Kate Tillan

Re:	Thoratec Corporation
Form 10-K for the Fiscal Year Ended January 3, 2009
Filed February 27, 2009
File No. 000-49798
Ladies and Gentlemen:
     On behalf of Thoratec Corporation (“Thoratec” or the “Company”), we confirm receipt of the letter dated May 29, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended January 3, 2009 (the “Form 10-K”). We are responding to the Staff’s comments on behalf of Thoratec, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Thoratec’s responses follow each of the Staff’s comments.
Item 8. Financial Statements and Supplementary Data, page 47
Goodwill, page 57
1.	In future filings including any amendments to your Form 10-K, please disclose in more detail how and when you test goodwill for impairment under SFAS 142. Include a discussion of when you perform your annual test of goodwill impairment and how you apply the two-step method.
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the disclosure and discussion in future filings including any amendments to the Form 10-K.

United States Securities and Exchange Commission
June 12, 2009

Note 6. Purchased Intangible Assets and Goodwill, page 65
2.	We note on page 66 that you changed the estimate of the useful lives of certain of your patents. Please revise your future filings including any amendments to your Form 10-K, to disclose the new estimated useful lives of these patents and to include the disclosures required by paragraph 22 of SFAS 154 related to the change in this accounting estimate.
     Response: The Company supplementally advises the Staff that, after reviewing the “Purchased Intangibles and Goodwill” portion of Note 6, the Company determined that the sentence “In 2007, we changed our estimate of the useful life of certain of our patents” incorrectly referred to the Company’s patents instead of its core technology and developed technology. After reviewing the useful lives of the Company’s core technology and developed technology intangible assets at the end of fiscal 2007 and comparing this to the related current revenues, expenses and cash flows attributable to those intangible assets, it was determined that the useful lives should be reduced. The useful life range provided in Note 6 related to core and developed technology still accurately encompasses the useful lives of all of the Company’s intangible assets in the asset category. The increase in amortization expense for fiscal 2008 related to the change in the useful lives of the particular core and developed technology assets totaled approximately $0.6M which was not separately disclosed as it was deemed immaterial to the overall financial statements for the period of change and the future periods.
     The Company will revise its future filings including any amendments to its Form 10-K to remove the sentence “In 2007, we changed our estimate of the useful life of certain of our patents” and will separately disclose future material changes to the useful lives of its intangible assets.
3.	Also, please tell us why you changed the estimated lives of the patents and your consideration of providing disclosures related to this change in your MD&A. Refer to Item 303 of Regulation S-K.
     Response: The Company respectfully refers the Staff to the Company’s response to comment 2 above.
Note 15. Enterprise and Related Geographic Information, page 78
4.	Please revise your future filings including any amendments to your Form 10-K, to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the disclosure as required by paragraph 38(a) of SFAS 131 in future filings including any amendments to the Form 10-K.

United States Securities and Exchange Commission
June 12, 2009

5.	Also, with respect to your disclosure of geographic sales information on page 79, please tell us whether any revenues attributed to an individual foreign country were material for the periods presented. Please refer to paragraph 38(a) of SFAS 131.
     Response: The Company supplementally advises the Staff that the largest amount of revenues attributable to an individual foreign country for the periods presented was 7% of total revenues. Therefore, there were not any revenues attributable to any individual foreign country that were material for purposes of this disclosure for the periods presented.
Item 9A. Controls and Procedures, page 81
6.	We note your disclosure that your “management concluded that [your] internal control over financial reporting was effective as of January 3, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.” The language that is currently included after the word “effective as of January 3, 2009” in your disclosure appears to be superfluous, since the meaning of internal control over financial reporting is established by Rule 13a-15(f) of the Exchange Act. Please remove the language in your future filings including any amendments to your Form 10-K, or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire definition of internal control over financial reporting set forth in Rule 13a-15(f).
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will remove the language in future filings including any amendments to the Form 10-K.
Item 11. Executive Compensation, page 82
7.	We note your disclosure on page 21 of the definitive proxy statement that you have incorporated by reference into your Form 10-K that individual performance goals are used by the Compensation Committee in determining annual cash incentive payments. In your future filings, as applicable, please include a detailed discussion of the individual performance factors taken into account in determining the actual non-equity incentive awards with respect to each named executive officer. Refer to subparagraph (b)(2)(vii) of Item 402 of Regulation S-K.
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the discussion in future filings, as applicable.
Signatures, page 98
8.	From the titles you provide, it is not clear that your controller or principal accounting officer has signed the report in that capacity. For each signatory, please

United States Securities and Exchange Commission
June 12, 2009

disclose all capacities in which each person signs the report. Refer to General Instruction D of Form 10-K.
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s Chief Financial Officer signed the Form 10-K in his capacity as the principal accounting officer and the Company will disclose all capacities in which each person signs the report in future filings.
* * * * *
     Thoratec acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact the undersigned by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Tad J. Freese
Tad J. Freese
of LATHAM & WATKINS LLP

cc:	Gary F. Burbach, Thoratec Corporation
David A. Lehman, Thoratec Corporation
Jason Throne, Thoratec Corporation
Charles K. Ruck, Latham & Watkins LLP
Joshua M. Dubofsky, Latham & Watkins LLP